SEC
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Section

FEB 28 2017

Washington DC
414

S 17008584 I

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Destra Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, 48th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Martellaro — (925) 736-8450
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Plante & Moran, PLLC
(Name - if individual, state last, first, middle name)

2601 Cambridge Court	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Destra Capital Investments, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Subscribed and sworn to before me this ______ day of ____________ 2016

Notary Public

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 24 day of Feb, 20 17 by Dominic C Martellaro,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Fred J Dellar

Signature (Seal)

FRED J. DELLAR
COMM. # 2161518
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires
AUGUST 3, 2020

JAS1 JAS1

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Audit Report
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages ____ Document Date________

____
Additional information

Destra Capital Investments LLC
Financial Statements and Supplemental Schedules
For the year ended December 31, 2016

Destra Capital Investments LLC

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Destra Capital Investments, LLC

We have audited the accompanying statement of financial condition of Destra Capital Investments, LLC (a Delaware limited liabity company) (the "Company") as of December 31, 2016 and the related statements of operations, changes in Member's Capital, and cash flows for the year then ended. These financial statements are the responsibility of Destra Capital Investments, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in schedules I, II, and III listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Destra Capital Investments, LLC's financial statements. The supplemental information is the responsibility of Destra Capital Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 27, 2017

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	693,971
Receivables:		
Servicing fee receivable		287,586
Commissions and distribution fees		226,543
Dividends from affiliated funds		5,833
Securities at fair value (cost $117,819)		148,147
Prepaid expenses		138,547
Due from parent		13,313
Total assets	$	1,513,940
Liabilities and Member's Capital		
Commissions payable	$	234,143
Accounts payable and accrued expenses		55,120
Total liabilities		289,263
Contributed capital		1,155,000
Retained earnings		69,677
Total member's capital		1,224,677
Total liabilities and member's capital	$	1,513,940

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Operations
For the year ended December 31, 2016

Revenues:		
Account servicing fee	$	4,116,744
Distribution fees		608,068
Commissions		180,538
Other		13,121
Gain and loss on securities, net		(8,270)
Total revenue		4,910,201
Expenses:		
Salaries and employee costs		1,398,171
Commissions		2,081,217
Regulatory fees and expenses		47,710
Information technology		125,788
Professional fees		407,712
Depreciation expense		4,433
General & administrative		102,287
Travel & entertainment		687,033
Rent		77,600
Insurance		33,123
Other		122,041
Total expenses		5,087,115
Net Loss	$	(176,914)

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2016

	Contributed Capital	Retained Earnings	Total
Beginning balance at January 1, 2016	$ 455,000	$ 246,591	$ 701,591
Contributions	700,000		700,000
Net loss	-	(176,914)	(176,914)
Ending balance at December 31, 2016	$ 1,155,000	$ 69,677	$ 1,224,677

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(176,914)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain and loss on securities, net		8,270
Dividend reinvestment		(1,149)
Increase (decrease) in assets:		
Servicing fee receivable		20,689
Commissions and distribution fees receivable		(152,584)
Dividends from affiliated funds receivable		(4,062)
Prepaid expenses		(4,966)
Due from parent		(13,313)
Increase (decrease) in liabilities:		
Commissions payable		62,393
Due to parent		(186,514)
Other accrued expenses		(57,980)
Net cash used in operating activities		(506,130)
Cash flows from investing activities:		
Purchase of securities		(15,723)
Sale of securities		15,723
Net cash provided by investing activities		0
Cash flows from financing activities:		
Contributions		700,000
Net cash provided by financing activities		700,000
Net increase in cash		193,870
Cash at beginning of the year		500,101
Cash at end of year	$	693,971

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Securities

Securities represent the Company's investments in mutual funds advised by Destra Capital Advisors, LLC, an affiliate of the Company, and are recorded on a trade date basis. The securities are classified as trading securities and are carried at fair value and based upon their published net asset value at the close of business on December 31, 2016.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. These fees are accrued monthly and are based on the average daily assets of the Funds.

Account servicing fees are earned by the Company in its capacity as servicing agent for closed end funds. These fees are based on assets of the funds or on a flat fee basis and are accrued monthly as the service is provided.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash balances is recognized when earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Management has reviewed the Company's tax positions for all open tax years, which include 2013 through 2016, and concluded that as of December 31, 2016, the Company does not have a liability for any unrecognized tax amounts. To the extent the Company incurs interest or penalties, they are included within other expenses in the statement of operations. There were no interest or penalties incurred during the year ended December 31, 2016.

2. Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The effect of adopting this update is not expected to be material to the Company's financial statements.

3. Related Party Transactions

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2016, $962,762 of expenses were allocated from the Parent to the Company. At December 31, 2016, the Parent owed the Company $13,313 as a result of the difference between expense allocations and reimbursements.

Arrowpoint Acquisition Vehicle SPC, a private investment fund managed by Arrowpoint Asset Management LLC, and affiliates currently own approximately 79% of the Parent. In 2013 the Company was named the distributor for the Meridian Family of Funds which is advised by Arrowpoint Asset Management LLC. In addition, Meridian appointed the Company as the shareholder servicing agent to the Meridian Funds.

4. Fair Value Measurements

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2016 securities of $148,147 consisted of investments in mutual funds advised by Destra Capital Advisers LLC, an affiliate of the Company. The four mutual funds invest primarily in equity securities and are classified as Level 1 securities.

Investments in mutual funds are stated at fair value based on published net asset values of shares owned by the Company.

5. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2016 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2016 the Company's net capital was $694,180 which was $594,180 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .42 to 1.

6. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

7. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 27, 2017, the date the financial statements were available to be issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Destra Capital Investments LLC Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Computation of net capital:	
Totals members' capital	$ 1,224,677
Deduct:	
Nonallowable assets:	
Servicing fee receivable	208,703
Prepaid expenses and other assets	138,547
Commissions and distribution fees	141,879
Dividends receivable from affiliated funds	5,833
Due from parent	13,313
Haircuts on securities positions	22,222
Total deductions	530,497
Net capital	694,180
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	19,294
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 594,180
Aggregate indebtedness - accounts payable and other liabilities	$ 289,263
Ratio of aggregate indebtedness to net capital	0.42

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

The original FOCUS filing showed net capital of	$ 594,180

Destra Capital Investments LLC Schedule II

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Schedule III

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Destra Capital Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Destra Capital Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Destra Capital Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Destra Capital Investments, LLC stated that Destra Capital Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Destra Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Destra Capital Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 27, 2017

DESTRA CAPITAL INVESTMENTS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Destra Capital Investments, LLC (the Company) are responsible for complying with 17 C.F. R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240. 17a-5 and the exemption provisions in 17 C.F. R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F. R §240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F. R §240. 15c3-3: (k)(1).
2. We met the identified exemption provisions for the year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F. R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(1) of such Rule) as the Company is limited to the sale of registered investment companies, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Destra Capital Investments, LLC

~~Dominic~~ Martellaro
Principal
Destra Capital Investments, LLC